
11015791

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 67378

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
           MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PREVAIL CAPITAL, LLC

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 LANE FARM ROAD

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

BEDFORD	MA	01730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN KAHN   781-638-6060

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

OATH OR AFFIRMATION

I, STEPHEN KAHN _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

PREVAIL CAPITAL, LLC _____ , as of

DECEMBER 31, _____ , 20 10 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____
Signature

MEMBER
_____
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PREVAIL CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

<u>Independent Auditor's Report</u>

To the Members of
Prevail Capital, LLC

We have audited the accompanying statement of financial condition of Prevail Capital, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prevail Capital, LLC as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Norwood, Massachusetts
January 31, 2011

PREVAIL CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$	134,483
Furniture and equipment, at cost less accumulated depreciation of $4,102		1,016
Other assets		47,669
	$	183,168

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	7,798
Members' Equity:		
Members' capital		175,370
Total Liabilities and Members' Equity	$	183,168

The accompanying notes are an integral part of these financial statements.

PREVAIL CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Investment banking and consulting fees	$	84,000
Expenses:		
Communications and data processing		9,581
Other expenses		118,560
		128,141
Net loss	$	(44,141)

The accompanying notes are an integral part of these financial statements.

PREVAIL CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance at January 1, 2010	$ 728,590
Net loss	(44,141)
Members withdrawals	(509,079)
Balance at December 31, 2010	$ 175,370

The accompanying notes are an integral part of these financial statements.

PREVAIL CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss	$	(44,141)
Adjustments to reconcile net income to net		
cash flow from operating activities:		
Depreciation and amortization		1,026
(Increase) Decrease in operating assets:		
Decrease in Receivable from non-customers		660,050
Increase in Other assets		(26,733)
Increase (Decrease) in operating liabilities:		
Decrease in accounts payable and accrued expenses		(21,448)
Net cash from operating activities		568,754
Cash flows from investing activities:		
None		-
Cash flows from financing activities:		
Distributions to members		(509,079)
Increase in cash		59,675
Cash at beginning of the period		74,808
Cash at end of the period	$	134,483

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$	-
Income taxes	$	-

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

PREVAIL CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on July 8, 2005 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking and private placement services for its clients.

Investment Banking and Consulting:

Fees are earned from advisory services including merger-and-acquisition advisory services, private placements of debt and equities, public offering planning services and financial restructuring advisory services. Investment banking management fees are generated primarily from monthly retainer payments and success fees which are paid in cash upon the successful completion of a transaction.

Revenue Recognition:

The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and the amount and timing of revenue can be reasonable estimated.

Receivables from non-customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Property and Equipment:

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $126,685, which was $121,685 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2010 major classes of property and equipment consisted of the following:

Furniture and fixtures	$ 5,118
Less: Accumulated depreciation	4,102
	$ 1,016

Depreciation expense for 2010 was $1,026.

NOTE 4 – CONCENTRATIONS

The Company derived 100% of its revenue from one customer in 2010.

PREVAIL CAPITAL, LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2010

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Members of
Prevail Capital, LLC

We have audited the accompanying financial statements of Prevail Capital, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated January 31, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
January 31, 2011

SCHEDULE I

PREVAIL CAPITAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS:
Accounts payable and accrued expenses $ 7,798

NET CAPITAL:
Members' capital $ 175,370

ADJUSTMENTS TO NET CAPITAL
Furniture and equipment   (1,016)
Other assets   (47,669)

NET CAPITAL AS DEFINED $ 126,685

NET CAPITAL REQUIREMENT: 5,000

NET CAPITAL IN EXCESS OF REQUIREMENT: $ 121,685

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   .06 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's
Part IIA (unaudited), Focus Report $ 126,685
     Net audit adjustments   -
     Increase in non-allowables and haircuts   -
     Net capital per above $ 126,685

SCHEDULE II

PREVAIL CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

Prevail Capital, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal
Control Required by Rule 17a-5

To the Members of
Prevail Capital, LLC

In planning and performing our audit of the financial statements of Prevail Capital, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 31, 2011

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members of
Prevail Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2010, which were agreed to by Prevail Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Prevail Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), Prevail Capital, LLC's management is responsible for the Prevail Capital, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
January 31, 2011

PREVAIL CAPITAL, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

Payment Date	To Whom Paid	Amount
7/27/2010	SIPC	$ 150.00